FORDING CANADIAN COAL TRUST

Annual and Special Meeting of Unitholders of
Fording Canadian Coal Trust
(the “Trust”)

May 4, 2005

REPORT OF VOTING RESULTS

(National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3))

The following matters were put to a vote by a show of hands at the annual and special meeting of unitholders of the Trust held on May 4, 2005 (Also indicated are the percentage of votes for and against each motion that were voted by proxy.  Total units represented by proxy = 37,779,514 of the 48,989,817 units that were issued and outstanding (77.12%)):

Outcome of Vote

1.

Election of the following nominees as trustees of the Trust for the ensuing year or until their successors are elected or appointed:

Dr. Lloyd I. Barber

Michael A. Grandin

Michael S. Parrett

Harry G. Schaefer

Peter Valentine

Robert J. Wright

John B. Zaozirny

Carried Units voted by Proxy (Average for all Trustees) For: 99.75% Withheld: 0.25%

Approval of the election of the following nominees as directors of Fording Inc. for the ensuing year or until their successors are elected or appointed:

Dawn L. Farrell

Michael A. Grandin

Donald R. Lindsay

Richard T. Mahler

Dr. Thomas J. O’Neil

Michael S. Parrett

Harry G. Schaefer

William W. Stinson

David A. Thompson

Carried Units voted by Proxy (Average for all Directors) For: 99.82% Withheld: 0.18%

3.

The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Trust to hold office until the next annual meeting of unitholders and authorizing the Trustees to fix their remuneration.

Carried Units voted by Proxy For: 99.82% Withheld: 0.18%

4.

The passing of a special resolution:

(a)

authorizing the Trustees to vote the common shares of Fording Inc. and to undertake such other actions as are required to give effect to the arrangement (the “Arrangement”) of Fording Inc. under section 192 of the Canada Business Corporations Act;

(b)

authorizing and approving the amendments to the declaration of trust of the Trust (the “Declaration of Trust”) which are necessary or advisable to give effect to the Arrangement; and

(c)

authorizing the Trustees to implement the royalty reorganization, in their discretion, subject to the satisfaction of certain conditions.

Carried Units voted by Proxy For: 99.50% Against: 0.50%

5.

The passing of a special resolution authorizing and approving, at the discretion of the Trustees, an amendment to the Declaration of Trust to subdivide the units of the Trust on a three-for-one basis;

Carried Units voted by Proxy For: 99.62% Against: 0.38%
6. The passing of a special resolution authorizing the Trustees to vote the common shares of Fording Inc. to amend the articles of Fording Inc. to remove the “private company restrictions”.	Carried Units voted by Proxy For: 99.46% Against: 0.54%